                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                             NAI TECHNOLOGIES, INC.
        ---------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
        ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   657305 108
        ---------------------------------------------------------------
                                 (CUSIP Number)

                                Charles S. Holmes
                                  P.O. Box 2850
                              Southampton, NY 11969
        ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 1996
        ---------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

Check the following box if a fee is being paid with this statement |X| .



                        (Continued on following page(s))

                               Page 1 of 66 Pages

                         Exhibit Index Appears on Page 7

                                                             Page 2 of 66 Pages

CUSIP No.  657305 108

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles S. Holmes
-----------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER         (a) |_|

         OF A GROUP                                    (b) |_|
-----------------------------------------------------------------

3        SEC USE ONLY
-----------------------------------------------------------------

4        SOURCE OF FUNDS                                   PF
-----------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      |_|

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.A.
----------------------------------------------------------------

   NUMBER                  7        SOLE VOTING POWER      2,700,000* shares
     OF                    _________________________________________________
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER
    OWNED                  __________________________________________________
     BY
    EACH                   9        SOLE DISPOSITIVE POWER 2,700,000* shares
  REPORTING                __________________________________________________
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER
-----------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                            2,700,000* shares
-----------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   |_|

         CERTAIN SHARES
-----------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   26.6%*
-----------------------------------------------------------------

14       TYPE OF REPORTING PERSON            IN
--------
*        See Item 5 hereof.

Item 1.  Security and Issuer.

                  This Statement on Schedule 13D relates to shares of Common Stock, par value $.10 per share (the "Common Stock"), of NAI Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at 2405 Trade Centre Avenue, Longmont, Colorado
80503.

Item 2.  Identity and Background.

                  (a)-(c) This Statement is filed by Charles S. Holmes, the President and sole stockholder of Asset Management Associates of New York, Inc., a New York based firm specializing in acquisitions of manufacturing businesses, whose executive office is located at P.O. Box 2850, Southampton, New York 11969.

                  (d)-(f) During the five years prior to the date hereof, Mr. Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Holmes is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

                  As of the date hereof, Mr. Holmes has expended approximately $2,000,000 in cash for the purchase of (i) $2,000,000 aggregate principal amount of the Company's 12% Convertible Subordinated Promissory Notes due 2001 (the "Notes"), which are convertible at the option of the holder at any time in whole or in part into shares of Common Stock of the Company at a conversion price equal to $2.00 per share, subject to adjustment in certain events (the "Conversion Price"), and (ii) warrants to purchase 500,000 shares of Common Stock of the Company, subject to adjustment in certain events (the "Warrants"). Based on the current Conversion Price, the Notes are convertible into 1,000,000 shares of Common Stock of the Company. The funds for the purchase of the Notes and the Warrants came from Mr. Holmes' personal funds.

                  In addition, the Company granted to Mr. Holmes additional warrants to purchase 1,200,000 shares of Common Stock for past advisory services in connection with the Private Placement discussed in Item 6 and the engagement of Commonwealth Associates as the Company's placement agent (the "Additional Warrants").

Item 4.  Purpose of the Transaction.

                  Mr. Holmes purchased the Notes and the Warrants for investment purposes. In connection with such investment, Mr. Holmes became a director of the Company and was granted the right to designate one additional person to serve as a director of the Company through December 31, 2001. Reference is hereby made to Item 6 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the Company's securities.

                  Although Mr. Holmes has not formulated any definitive plans not set forth herein, he may from time to time continue to acquire, or to dispose of, the Notes, the Warrants, Common Stock and/or other securities of the Company if and when he deems it appropriate. He may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent he deems it advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, Mr. Holmes currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) Based on the Company's proxy statement, dated January 5, 1996, for its Special Meeting of Shareholders held on February 1, 1996, the Company had a total of 7,459,437 shares of Common Stock issued and outstanding as of December 15, 1995. As a result of his purchase of the Notes and the Warrants and his ownership of the Additional Warrants, Mr. Holmes currently may be deemed to own beneficially 2,700,000 shares of Common Stock of the Company, constituting 26.6% of the Company's total outstanding shares of Common Stock, as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It should be noted that, as a result of certain provisions in the Notes and the Warrants and the Additional Warrants more fully discussed in Item 6, the number of shares of Common Stock which Mr. Holmes may be entitled to receive upon conversion of the Notes and/or exercise of the Warrants and the Additional Warrants is subject to change.

                  Except as set forth in the immediately preceding paragraph, Mr. Holmes does not own any shares of Common Stock of the Company and is not the "beneficial owner" of any such shares, as such term is defined in the Exchange Act or the rules and regulations thereunder.

                  (b) Mr. Holmes does not possess the power to vote or dispose of any shares of Common Stock of the Company unless the Notes are converted into, and the Warrants and the Additional Warrants are exercised for, shares of Common Stock of the Company, which Mr. Holmes has no current intention of doing. Only in the event of such conversion and/or exercise may Mr. Holmes be deemed to have the sole power to vote and dispose of, and to direct the voting and disposition of, the 2,700,000 shares of Common Stock referenced above.

                  (c) Except as set forth herein, Mr. Holmes does not beneficially own any shares of Common Stock of the Company and has not engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

                  (d) & (e)  Inapplicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  In October 1995, Mr. Holmes purchased from the Company its 12% Subordinated Promissory Note due 1996 in the principal amount of $1,000,000 (the "October Note") pursuant to a Securities Purchase Agreement, dated as of October 13, 1995 (the "Purchase Agreement"), between the Company and Mr. Holmes. Pursuant to the Purchase Agreement, the Company agreed to use its best efforts to cause Mr. Holmes or another individual designated by him to be appointed to the Board of Directors of the Company as promptly thereafter as possible. Mr. Holmes became a director of the Company in October 1995. In addition, pursuant to the Purchase Agreement, the Company agreed (i) to exchange the October Note in its entirety for an identical principal amount of notes issued and sold by the Company in connection with its proposed private placement of its 12% Convertible Subordinated Promissory Notes due 2001 in the aggregate principal amount of approximately $8,000,000 together with warrants representing the right to acquire Common Stock (the "Private Placement") and, (ii) in connection with such exchange, to issue to Mr. Holmes warrants to purchase 850,000 shares of Common Stock with substantially the same terms and conditions as the warrants to be issued and sold by the Company in connection with the Private Placement.

                  In December 1995, Mr. Holmes purchased from the Company a second Subordinated Promissory Note due 1996 in the principal amount of $1,000,000 (the "December Note") pursuant to an Amendment and Supplement to Securities Purchase Agreement, dated as of December 14, 1995 (as so amended, the "Amended Agreement"), between the Company and

Mr. Holmes. Pursuant to the Amended Agreement, the Company agreed (i) to exchange the December Note in its entirety for an identical principal amount of notes issued and sold by the Company in connection with the Private Placement and (ii) to issue Mr. Holmes warrants to purchase an additional 850,000 shares of Common Stock with substantially the same terms and conditions as the warrants to be issued and sold by the Company in connection with the Private Placement.

                  The Private Placement was consummated on February 15, 1996 and, in connection therewith, Mr. Holmes exchanged the October Note and the December Note for the Notes and received the Warrants and the Additional Warrants.

                  Pursuant to the terms of the Notes, the Conversion Price will be adjusted from $2.00 to $1.50 or $1.00, respectively, if earnings before interest, taxes, depreciation and amortization of the Company fall below $6,000,000 or $4,750,000, respectively, in 1996. Should the Company sell the stock or assets of a subsidiary in 1996, such amounts will be reduced by certain agreed amounts, depending on the time of sale. The Conversion Price and the number of shares of Common Stock to be received upon conversion are also subject to adjustment upon the occurrence of certain events. The Company may at its option require the conversion of the Notes at any time prior to maturity, provided that the closing bid price for the Common Stock exceeds $6.00 per share for the 30 consecutive trading days prior to the giving of notice of conversion. Pursuant to the terms of the Warrants and the Additional Warrants, the number of shares of Common Stock to be received upon exercise are subject to adjustment upon the occurrence of certain events. As a result of such provisions, the number of shares of Common Stock which Mr. Holmes may be entitled to receive upon conversion of the Notes and/or exercise of the Warrants and the Additional Warrants is subject to change.

                  The foregoing descriptions of the Notes and the Warrants and the Additional Warrants are summaries of certain of the provisions thereof and reference is made to the copies of such instruments which are attached hereto as Exhibits and incorporated herein by reference for all of their terms and conditions.

                  In connection with the Private Placement, the Company entered into a Placement Agency Agreement, dated as of December 15, 1995 (the "Placement Agency Agreement"), with Commonwealth Associates. Pursuant to the Placement
Agency Agreement, the Company agreed to cause two members of its Board of Directors to resign as directors on or reasonably promptly after the closing of the offering. The Company further agreed that Mr. Holmes shall have the right through December 31, 2001 to designate two persons (including himself) to be members of the Board of Directors of the Company while C. Shelton James shall have the right to designate one person. Two directors resigned from the Company's Board effective February 15, 1996 but Mr. Holmes has yet to designate an individual to fill one of the two vacancies.

                  Except as described herein, Mr. Holmes has no other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. Mr. Holmes reserves the right to enter into any such contracts, arrangements, understandings or relationships in the future.

Item 7.  Material to be Filed as Exhibits.             Page

1                 12% Convertible Subordinated Promissory
                  Note due 2001 in the principal amount of
                  $2,000,000 issued to Mr. Holmes                                                      3

2                 Warrant to Purchase Common Stock issued
                  to Mr. Holmes                                                                        3

3                 Registration Rights Agreement between the
                  Company and Mr. Holmes                                                               6

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 1996


                                            /s/ CHARLES S. HOLMES
                                            -------------------------------
                                            Charles S. Holmes